UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812-14412

JANUS INVESTMENT FUND;

JANUS ASPEN SERIES;

JANUS CAPITAL MANAGEMENT LLC; and

JANUS DISTRIBUTORS LLC

151 Detroit Street

Denver, CO 80206

X

Second Amended and Restated Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (“Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act, under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act, and under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act.

All communications to:

Michael W. Mundt

Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Ste. 500

Washington, DC 20036

(202) 419-8403, mmundt@stradley.com

With a copy to:

Stephanie Grauerholz

Richard C. Noyes

Janus Capital Management LLC

151 Detroit Street

Denver, CO 80206

Page 1 of 33 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on July 31, 2015.

I.	INTRODUCTION

A.	Summary of Application

Janus Investment Fund and Janus Aspen Series (each, a “Trust”), Janus Capital Management LLC (“Initial Adviser”)1 and Janus Distributors LLC (“Distributor”) (collectively, “Applicants”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order as described below (“Order”). Applicants ask that the requested order apply not only to the existing series of a Trust (“Initial Funds”), but that the order also extend to any future series of a Trust and any other existing or future registered open-end management investment companies and any series thereof that are part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as a Trust and are, or may in the future be, advised by the Initial Adviser or any other investment adviser controlling, controlled by, or under common control with the Initial Adviser2 (together with the Initial Funds, each series a “Fund,” and collectively, “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act (“Funds of Funds Relief”) to the extent necessary to permit:

(1) each Fund (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, and “business development companies,” as defined by Section 2(a)(48) of the Act (each, a “BDC”)3 (each registered closed-end management investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (collectively, “Unaffiliated UITs” and together with the Unaffiliated Investment Companies, the

1 All references herein to the term “Initial Adviser” include any successors in interest to Janus Capital Management LLC. For purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The term “Adviser” includes (i) the Initial Adviser and (ii) any entity controlling, controlled by, or under common control with the Initial Adviser that serves as an investment adviser to the Funds.

3 While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), and their shares are registered under the Securities Act of 1933, as amended (“1933 Act”), and are subject to registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.

“Unaffiliated Funds”), in each case, that are not in the same “group of investment companies”;4

(2) Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the 1934 Act (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds;

(3) Funds of Funds to acquire shares of registered open-end management investment companies (each an “Affiliated Open-End Investment Company”),5 registered closed-end management investment companies and BDCs (each an “Affiliated Closed-End Investment Company,” and, together with the Affiliated Open-End Investment Companies, “Affiliated Investment Companies”), and registered UITs (collectively, “Affiliated UITs”)6 (if any), in the same group of investment companies as the Funds of Funds (collectively, “Affiliated Funds”); and

(4) Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act (“Section 17(a) Relief”) to the extent necessary to permit Unaffiliated Funds and Affiliated Funds (collectively, “Underlying Funds”)7 to sell their shares to Funds of Funds and to redeem their shares from Funds of Funds as and to the extent described in this Application.

4 For purposes of this application (“Application”), the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies and BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

5 Unaffiliated Investment Companies and Affiliated Investment Companies are collectively referred to herein as “Underlying Investment Companies.”

6 Unaffiliated UITs and Affiliated UITs are collectively referred to herein as “Underlying UITs.”

7 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (collectively, “ETFs” and each an “ETF”). In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions. In addition, certain Underlying Investment Companies may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Investment Company, organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Wholly-Owned Subsidiary”), in order to invest in commodity-related instruments and certain other instruments. For an Underlying Investment Company that invests in a Wholly-Owned Subsidiary, an investment adviser to the Underlying Investment Company would serve as investment adviser to the Wholly-Owned Subsidiary.

Applicants further request that the Commission issue an order under Section 6(c) of the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Section 12(d)(1)(G) Fund of Funds”) and that otherwise complies with Rule 12d1-2(a) under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”) (“Rule 12d1-2 Relief”). Funds of Funds Relief, Section 17(a) Relief and Rule 12d1-2 Relief are collectively referred to herein as “Requested Relief.”

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order.

II.	APPLICANTS

A.	The Trusts

Janus Investment Fund is organized as a Massachusetts business trust and Janus Aspen Series is registered as a Delaware statutory trust. Each Trust is registered with the Commission as an open-end management investment company under the Act with multiple series. Each Trust offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the 1933 Act and the Act (“Registration Statement”), and any future Trust will be so registered. Each Fund will pursue distinct investment objectives and strategies, will hold securities and may hold other instruments as well.

A Fund of Funds may serve as a funding vehicle for variable annuity and variable life contracts (“Contracts,” and owners of such Contracts, “Contract Owners”) offered through separate accounts that are registered under the Act (“Registered Separate Accounts”) or exempt from registration under the Act (“Unregistered Separate Accounts,” and together with Registered Separate Accounts, “Separate Accounts”).8

B.	The Adviser

The Initial Adviser is organized as a limited liability company established in Delaware and is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). Any Adviser that serves as a successor to the Initial Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Initial Adviser serves as the investment adviser for each of the Initial Funds. The Adviser, subject to the oversight and authority of the Board of Trustees of the Trusts (“Board”),9 will develop the overall investment program for each Fund. The Adviser may enter into sub-advisory agreements with one or more additional investment advisers to act as “Sub-Advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). Any Sub-Adviser to a Fund of Funds will be registered with the Commission as an investment adviser

8 Series of the Janus Aspen Series currently serve as funding vehicles for Separate Accounts, and future Funds may also serve as funding vehicles for Separate Accounts.

9 The term “Board,” as used in this Application, shall refer to the board of directors or trustees of an entity.

under the Advisers Act or not subject to such registration. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.

C.	The Distributor

The Distributor serves as the principal underwriter and distributor for the Initial Funds. The Distributor or another entity will serve as the principal underwriter and distributor for each of the future Funds (each such other entity a “Future Distributor”). The Distributor is, and each Future Distributor will be, registered as a Broker under the 1934 Act, and a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). The Distributor will comply with the terms and conditions of this Application. The Applicants request that the order requested herein apply to any Future Distributor that complies with the terms and conditions of this Application.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds are structured or will be structured as “funds of funds,” as they invest or will invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest or will invest in the shares of the Underlying Funds, they are or will be subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

IV.	APPLICABLE LAW AND LEGAL ANALYSIS FOR RELIEF REQUESTED IN THIS APPLICATION

A.	Section 12(d)(1) Relief

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.10 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

10 Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.

•	the complexity of such arrangements.[11]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A),(B) and (C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the Act and (ii) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the Underlying Funds. The concern

11 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“ PPI Report”).

about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated Funds, which each will operate independently as determined by its own Board and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.12

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants propose Condition 1 so that:

•	The Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, “Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act, and

•	any Sub-Adviser to a Fund of Funds and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, “Sub-Adviser Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.13

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment

12 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

13 PPI Report at 324

company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group to vote its shares of such Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of such Unaffiliated Fund in the same proportion as the vote of all other holders of such Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT). Applicants believe that proposed Condition 1 protects Unaffiliated Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose Condition 2 which precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3 which requires that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company, or sponsor of, an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6 which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Also, proposed Condition 7 requires that the Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the Requested Relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.14

4.	No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement

14 An Unaffiliated Investment Company, including an ETF or an Unaffiliated Closed-End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund could terminate an FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their respective adviser. In addition, the Underlying Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund or Funds’ advisory contract(s) are based on services that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with proposed Condition 10, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

Applicants also propose Condition 11, so that, with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and services fees, as defined in Rule 2830 of the NASD Conduct Rules (“NASD Conduct Rule 2830”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.15 With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830. In this regard, Applicants note that, with respect to ETFs and closed-end funds, including traded BDCs, shares of ETFs and closed-end funds, including traded BDCs, generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds, including BDCs, and most ETFs do

15 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

not pay 12b-1 fees. In addition, Applicants represent that the Funds of Funds will not invest in reliance on the order in BDCs or closed-end investment companies that are not listed and traded on a national securities exchange. Accordingly, there should be no concern of layering of sales loads and 12b-1 when the Underlying Fund is a closed-end fund, including a BDC, or an ETF.

Applicants represent that each Fund of Funds will represent in the FOF Participation Agreement that no insurance company sponsoring a Registered Separate Account funding Contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and the Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

5.	Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same group of investment companies as its corresponding master fund, (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary of the Underlying Fund as described in the Application.

Certain of the Underlying Investment Companies may invest up to 25% of their assets in a Wholly-Owned Subsidiary (e.g., a subsidiary organized under the laws of the Cayman Islands as an exempted company) for the purpose of assuring that the Underlying Investment Companies continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise additional concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that, with respect to each Underlying Investment Company in which a Fund of Funds will invest that has a Wholly-Owned Subsidiary, (1) such Underlying Investment Company will be the sole and legal beneficial owner of its Wholly-Owned Subsidiary; (2) an investment adviser to such Underlying Investment Company will manage the investments of both the Underlying Investment Company and its Wholly-Owned Subsidiary; (3) such Underlying Investment Company’s investment in the Wholly-Owned Subsidiary enables the Underlying Investment Company to continue to qualify as a RIC; and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Investment Company investing in a Wholly-Owned Subsidiary. An Underlying Investment Company that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Investment Company will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Underlying Investment Company invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Investment Company. Because of the nature of their holdings, a Wholly-Owned Subsidiary may not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt them from registration as an investment company. Nonetheless, for the avoidance of doubt, Applicants request that, as provided in condition 12 below, these types of investments be permitted even if they did rely on those Sections.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	Section 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit Underlying Funds to sell their shares to Funds of Funds and, to the extent applicable, redeem their shares from Funds of Funds as and to the extent described in this Application.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

“(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Affiliated Open-End Investment Companies, Unaffiliated Open-End Investment Companies, and Underlying UITs (through redemptions)

could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.16 For example, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another. A Fund of Funds and an Unaffiliated Fund also may be deemed to be affiliated persons of one another if the Fund of Funds owns 5% or more of such Unaffiliated Fund’s outstanding voting securities. Accordingly, the sale of shares by Unaffiliated Open-End Investment Companies and Unaffiliated UITs to Funds of Funds and the redemption of those shares by the Funds of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.17

2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each Fund of Funds and each Underlying Fund; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that:

(c) The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants request for relief to permit sales by Unaffiliated Open-End Investment Companies and Affiliated Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. There is only one type of sales transaction by an Unaffiliated Closed-End Investment Company or Affiliated Closed-End

16 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the an Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

17 Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or closed-end fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated Open-End Investment Companies and/or Affiliated Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants believe that the proposed transactions described in this Application satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.18 The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively.

C.	Rule 12d1-2 Relief

1.	Explanation of Rule 12d1-2

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1)(G) of the Act, in relevant part, provides that Section 12(d)(1) will not apply to securities of a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquired company”) purchased or otherwise acquired by a registered open-end investment company or a registered UIT (referred to in this paragraph as the “acquiring company”), if (a) the acquired

18 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each ETF or closed-end fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund of Funds to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF or closed-end fund, is also an investment adviser to the Fund of Funds.

company and the acquiring company are part of the same group of investment companies, (b) securities of the acquired company, securities of other registered open-end investment companies and registered UITs that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company, (c) the aggregate sales loads and distribution-related fees of the acquiring company and acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the 1934 Act or by the Commission, and (d) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered UITs in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.19 Rule 12d1-2 permits a registered open-end investment company or a registered UIT that relies on Section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper: (1) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the investment is in reliance on Rule 12d1-1 under the Act. For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.20 The Commission noted in the Rule 12d1-2 Adopting Release that permitting a fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”21

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended. It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	Basis for Rule 12d1-2 Relief

Applicants submit that the opportunity to invest in Other Investments will provide a Section 12(d)(1)(G) Fund of Funds greater flexibility to meet its investment objective. A Section

19 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (“Rule 12d1-2 Adopting Release”).

20 See id. at 17, n.58.

21 Id. at 17-18.

12(d)(1)(G) Fund of Funds would use Other Investments for a purpose that is consistent with its investment objective, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, a Section 12(d)(1)(G) Fund of Funds’ Board will review the advisory fees charged by the Section 12(d)(1)(G) Fund of Funds’ investment adviser(s) to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Section 12(d)(1)(G) Fund of Funds may invest.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) thereunder to allow the Section 12(d)(1)(G) Funds of Funds to invest in Other Investments. The Applicants state that the proposed arrangement would comply with Rule 12d1-2(a) under the Act, but for the fact that the Section 12(d)(1)(G) Funds of Funds may invest a portion of their assets in Other Investments. As indicated above, Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, including the following: (1) duplicative costs; (2) the exercise of undue influence or control over the underlying funds; and (3) the complexity of such arrangements. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and 12(d)(1)(B). Section 12(d)(1)(G) addresses these concerns by (i) requiring that the acquiring company and the acquired company be part of the same group of investment companies, (ii) limiting charges and fees of the acquiring company and acquired company, and (iii) requiring that the acquired company not act as a fund of funds itself.

Likewise, Applicants submit that permitting a Section 12(d)(1)(G) Fund of Funds to invest in Other Investments in furtherance of its investment objective, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C). Rather, this additional flexibility will provide a Section 12(d)(1)(G) Fund of Funds with a broader array of investment options through which to pursue its investment objective.

Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As stated below, the Commission has already granted to a number of other applicants relief similar to the relief from Rule 12d1-2 requested in this Application.

V.	PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

A.	Investments in Underlying Funds by Funds of Funds

The Commission has granted exemptive orders to certain ETF groups and mutual fund complexes who sought relief for (a) fund of funds arrangements with both affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application. Also, Applicants note that recently the Commission has issued an order to several ETFs on applications for relief virtually identical to that requested by the Applicants relating to investments in closed-end investment companies, including business development companies. See, In the Matter of Elkhorn Investments, LLC and Elkhorn ETF Trust, Investment Company Act Release Nos. 31363 (December 2, 2014) (notice) and 31401 (December 29, 2014) (order); In the Matter of AllianceBernstein Cap Fund, Inc., et al., Investment Company Act Release Nos. 31332 (Nov. 6, 2014) (notice) and 31364 (Dec. 3, 2014) (order); In the Matter of Absolute Shares Trust, et al., Investment Company Act Release Nos. 31079 (June 12, 2014) (notice) and 31150 (July 8, 2014) (order); In the Matter of The Ohio National Life Insurance Company, et al., Investment Company Act Release Nos. 30895 (January 28, 2014) (notice) and 30925 (February 25, 2014) (order).

The Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in, in addition to UITs, open-end funds only. Indeed, the Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would not require the closed end fund to alter nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group either pass-through voting rights to their shareholders or mirror vote, as applicable, any interest in any Unaffiliated Closed-End Investment Company.

With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds (including business development companies) or open-end funds. With respect to the layering of fees, Condition 11 imposes various limitations on sales charges and service fees. In addition, Applicants recognize that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying

Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds’ investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund. Applicants note that investment companies that are advised by the Adviser, and that are not relying on the requested relief, or companies controlled by such investment companies, will not hold an investment in any Unaffiliated Closed-End Investment Company beyond the limits imposed by section 12(d)(1)(C) of the Act (including for this purpose holdings of any investment company relying on the relief).

Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.22 The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, however, raise questions regarding whether the Funds of Funds’ investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds. As discussed above, Applicants believe that the proposed conditions in this Application adequately address these two concerns. With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative

22 See, e.g., In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (“Prior UIT Orders”).

of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.23 With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.24 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

The Commission also has granted exemptive orders to other applicants whose requests for relief included underlying funds that invested in wholly-owned subsidiaries for tax purposes.25

B.	Other Investments by Section 12(d)(1)(G) Funds of Funds

The Commission has granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.26

VI.	CONCLUSIONS

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

23 With respect to fees payable by a Fund of Funds to the Fund of Funds’ Adviser or Sub-Adviser, sales charges and/or service fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 12 of this Application, discussed above.

24 The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

25 See, e.g., In the Matter of Goldman Sachs ETF Trust, et al., Investment Company Act Rel. No. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order); In the Matter of AQR Capital Management, LLC, et al., Investment Company Act Release Nos. 30128 (Jul. 3, 2012) (notice) and 30153 (Jul. 26, 2012) (order).

26 See, e.g., In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012) (order); In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order).

provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C), (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a) and (iii) pursuant to Section 6(c) of the Act for an exemption from the provisions of Rule 12d1-2.

VII.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the

Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7. Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated

Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund (or its Wholly-Owned Subsidiary) by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund (or its Wholly-Owned Subsidiary), other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11. With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12. No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, other than any Wholly-Owned Subsidiary as described in the Application, and except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies, for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

Applicants agree that the order granting the requested relief to permit Section 12(d)(1)(G) Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Section 12(d)(1)(G) Fund of Funds from investing in Other Investments as described in this Application.

VIII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act. The names and addresses of Applicants are indicated on the cover page of the Application. All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

IX.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

JANUS INVESTMENT FUND

	By:	/s/ Stephanie Grauerholz
Name: Stephanie Grauerholz
Title: Vice President, Secretary, and Chief Legal Counsel
Date: July 31, 2015
JANUS ASPEN SERIES

	By:	/s/ Stephanie Grauerholz
Name: Stephanie Grauerholz
Title: Vice President, Secretary, and Chief Legal Counsel
Date: July 31, 2015
JANUS CAPITAL MANAGEMENT LLC

	By:	/s/ Heidi W. Hardin
Name: Heidi W. Hardin
Title: Senior Vice President, General Counsel, and Secretary
Date: July 31, 2015
JANUS DISTRIBUTORS LLC

	By:	/s/ Heidi W. Hardin
Name: Heidi W. Hardin
Title: Senior Vice President, General Counsel, and Secretary
Date: July 31, 2015

XI.	EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c).

B.	Verifications required pursuant to Rule 0-2(d).

EXHIBIT A-1
AUTHORIZATION
RULE 0-2(c)

The undersigned hereby certifies that she is the duly elected Vice President, Secretary, and Chief Legal Counsel of Janus Investment Fund (“JIF”) and Janus Aspen Series (“JAS”) (each, a “Trust”); that, with respect to the attached application by each Trust, Janus Capital Management LLC and Janus Distributors LLC for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken by each Trust and the person signing and filing the Application on behalf of each Trust is fully authorized to do so; and that the Board of each Trust adopted the following resolutions on December 10, 2014:

RESOLVED, that the officers of Janus Investment Fund (“JIF”), Janus Aspen Series (“JAS”), and representatives of Janus Capital Management LLC (“Janus Capital”) and Janus Distributors LLC (“Janus Distributors”) are authorized to file with the Securities and Exchange Commission (“SEC”) an exemptive application, in substantially the form presented at this meeting, that would: (i) permit existing or future series portfolios of JIF and JAS to acquire shares of unaffiliated registered open-end investment companies, unaffiliated registered closed-end investment companies, unaffiliated business development companies (“BDCs”), and unaffiliated registered unit investment trusts (“UITs”) beyond the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Investment Company Act of 1940 (the “Act”); (ii) permit existing or future series portfolios of JIF and JAS to acquire shares of affiliated registered open-end investment companies, affiliated registered closed-end investment companies, affiliated BDCs, and affiliated UITs beyond the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act; (iii) provide relief from certain provisions of Section 17(a) of the Act related to such investments described in (i) and (ii); and (iv) permit any existing or future series portfolio of JIF and JAS that relies on Section 12(d)(1)(G) of the Act and that otherwise complies with Rule 12d1-2(a) under the Act, to also invest, to the extent consistent with its investment objective(s), policies, strategies and limitations, in other financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act;

FURTHER RESOLVED, that such exemptive application is hereby approved, in substantially the form presented at this meeting, with such changes as approved by counsel to the Independent Trustees; and

FURTHER RESOLVED, that the officers of Janus Capital, Janus Distributors, JIF, and JAS are authorized to take such other action deemed appropriate and/or necessary to file the exemptive application with the SEC and obtain an order.

By:	/s/ Stephanie Grauerholz
Name: Stephanie Grauerholz
Title: Vice President, Secretary, and Chief Legal Counsel

EXHIBIT A-2
AUTHORIZATION
RULE 0-2(c)

JANUS CAPITAL MANAGEMENT LLC

In accordance with Rule 0-2(c) under the 1940 Act, Heidi W. Hardin, in the capacity as Senior Vice President, General Counsel, and Secretary of Janus Capital Management LLC (“Janus Capital”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of pursuant to the general authority as Senior Vice President, General Counsel, and Secretary of Janus Capital.

/s/ Heidi W. Hardin
Heidi W. Hardin
Senior Vice President, General Counsel, and Secretary
Janus Capital Management LLC

EXHIBIT A-3
AUTHORIZATION
RULE 0-2(c)

JANUS DISTRIBUTORS LLC

In accordance with Rule 0-2(c) under the 1940 Act, Heidi W. Hardin, in the capacity as Senior Vice President, General Counsel, and Secretary of Janus Distributors LLC (“Janus Distributors”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Janus Distributors pursuant to the general authority as Senior Vice President, General Counsel, and Secretary of Janus Distributors.

/s/ Heidi W. Hardin
Heidi W. Hardin
Senior Vice President, General Counsel, and Secretary
Janus Distributors LLC

EXHIBIT B-1
VERIFICATION
RULE 0-2(d)

JANUS INVESTMENT FUND

The undersigned states that she has duly executed the attached Application dated July 31, 2015 for and on behalf of Janus Investment Fund; that she is the Vice President, Secretary, and Chief Legal Counsel of Janus Investment Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stephanie Grauerholz
Stephanie Grauerholz
Vice President, Secretary, and Chief Legal Counsel
Janus Investment Fund

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

JANUS ASPEN SERIES

The undersigned states that she has duly executed the attached Application dated July 31, 2015 for and on behalf of Janus Aspen Series; that she is the Vice President, Secretary, and Chief Legal Counsel of Janus Aspen Series and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stephanie Grauerholz
Stephanie Grauerholz
Vice President, Secretary, and Chief Legal Counsel
Janus Aspen Series

EXHIBIT B-3
VERIFICATION
RULE 0-2(d)

JANUS CAPITAL MANAGEMENT LLC

The undersigned states that she has duly executed the attached Application dated July 31, 2015 for and on behalf of Janus Capital Management LLC (“Janus Capital”); that she is the Senior Vice President, General Counsel, and Secretary of Janus Capital; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi W. Hardin
Heidi W. Hardin
Senior Vice President, General Counsel, and Secretary
Janus Capital Management LLC

EXHIBIT B-4
VERIFICATION
RULE 0-2(d)

JANUS DISTRIBUTORS LLC

The undersigned states that she has duly executed the attached Application dated July 31, 2015 for and on behalf of Janus Distributors LLC (“Janus Distributors”); that she is the Senior Vice President, General Counsel, and Secretary of Janus Distributors; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi W. Hardin
Heidi W. Hardin
Senior Vice President, General Counsel, and Secretary
Janus Distributors LLC